EXHIBIT 99.1

HEXO Reports Second Quarter 2022 Results, Embarks on Transformative Plan

Company makes significant progress on capital structure and strengthening balance sheet.

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dates May 11, 2021, to its short form base shelf prospectus dated May 7, 2021, and amended and restated on May 25, 2021.

  Senior Secured Convertible Note expected to be restructured via proposed strategic alliance with Tilray, providing the Company with financial and operating flexibility and up to $50 million of combined cost synergies, while preserving value for HEXO shareholders.
  New Management revises forecasts, market demand, production capacity, and opportunities for efficiencies and recognizes a $616 million in impairment losses;
    Executing multiple initiatives to optimize go-forward asset base and align with operational needs.
  Meaningful progress made on the Company’s strategic plan, The Path Forward, leading to expected operational improvements and projecting to generate incremental cash flow of $37.5 million in Fiscal 2022 and an additional $135 million of cash flow in Fiscal 2023;
    Cultivation realignment with supply and manufacturing execution continued to improve over the course of the quarter.
  Substantial increase in financial flexibility and liquidity with proposed agreements to unlock US$80 million of restricted cash and establish a three-year C$180 million equity backstop.
  Refreshed Board of Directors, with Board now comprised of seven Directors, six of whom are independent.
    Mark Attanasio is the Chair of the HEXO board and was also appointed Executive Chair on March 16, 2022. Health Canada’s security clearance process for key personnel is currently underway.

GATINEAU, Quebec, March 18, 2022 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO" or the “Company"), a leading producer of high-quality cannabis products, today reported its financial results for the fiscal quarter ended January 31, 2022 (Q2’22). The quarter was focused on realigning its balance sheet to position HEXO for growth and consequently included significant impairments. All amounts are expressed in Canadian dollars unless otherwise noted.

Q2 2022 Key Financial Highlights

  Total net revenues of $52.8 million hit second consecutive quarterly high, a 61% increase compared to Q2’21
  Adjusted gross margin improvement quarter over quarter from 25% to 36%
  Adjusted EBITDA increased by $5.6 million from $(11.2) million to $(5.6) million
  Completes write-down of $616 million in impairments, eliminating past issues and enabling a clean slate for future growth:
    $100 million of impairment losses on property, plant and equipment as management performed an assessment of its new and existing consolidated production capability and asset base
    $141 million of impairment of intangible assets and $375 million of impairment on goodwill as management underwent a revision of forecasts and budgets to align to the Path Forward and the Company’s consolidated capabilities across all subsidiaries
  As of the end of its second quarter, the Company was not in compliance with the positive Adjusted EBITDA covenant set forth in the Senior Convertible Note (“Secured Note”) which has a fair value of 115% of the outstanding principal amount under the Secured Note, resulting in a net fair value loss of $56 million. Subsequent to quarter end, the Noteholder irrevocably waived, on a temporary basis, any rights in relation to the breach of that covenant of the Company.
  HEXO’s financial condition is positioned to be significantly strengthened by the proposed restructuring of the debt, allowing for access to up to approximately $282M in cash:
    $102M in unrestricted cash
    $180M through an equity backstop commitment from KAOS Capital and partners
  Achieved international sales growth of 36% from Q1’22 and 312% from Q2’21, including the international sales from Zenabis – comprising 54% of the quarter’s net sales – which grew 91% quarter-over-quarter.

“Since joining HEXO in November, my top priority has been to clean up a very challenged balance sheet as a result of the Secured Note that was previously put in place,” said Scott Cooper, President & CEO of HEXO. “We’re now on the path to establishing a strong foundation that we expect will, once finalized, enable us to become a cash flow positive business within the next four quarters, along with continuing to grow our significant market share.”

“This has been a transformational quarter for the Company and we’re very pleased with the progress we’ve made on a number of fronts,” said Mark Attanasio, Chair of the Board and Executive Chair of HEXO. “We’ve finalized terms of a number of proposed agreements, including the recently announced strategic investment from Tilray, that will, once finalized, restructure the more onerous repayment and liquidity terms of the Secured Note. We expect this much improved structure will allow us to accelerate our growth path and unlock the full potential of the organization.”

Update on The Path Forward
The “Path Forward” is a strategic plan that utilizes HEXO’s current assets and capabilities to drive accelerated organic growth, build market share and become operationally cash flow positive within the next four quarters1.

The Path Forward includes five priorities:

  Continue to reduce manufacturing and production costs
  Streamline and simplify the organizational structure
  Realize cost synergies from acquisitions and recent plant closures
  Focus on revenue management, including more disciplined pricing
  Accelerate growth through organic market share gains and capture missed revenue opportunities

This plan is underpinned by specific actions to fortify the balance sheet, strengthen the leadership team and enhance corporate governance, which are on track for execution.

The plan is expected to generate incremental run-rate cash flow of $37.5 million in fiscal 2022 and an additional $135 million of cash flow in fiscal 2023, for a total of $172.5 million over the two years, through a combination of cost reductions and anticipated revenue growth.

Reduce Manufacturing and Production Costs

The Company expects to reduce manufacturing and production costs by leveraging existing capabilities across facilities. The Company is actively applying best practices and learnings from its highest-margin categories and top facilities across its entire operations, to improve and optimize productivity.

The Company has identified approximately $30 million in annual savings through optimization of HEXO’s production network and leveraging the capacities of its recent acquisitions. This includes transitioning from co-packaging agreement towards in-house production capabilities, leveraging HEXO’s scale to deliver on procurement savings and reconfiguring the Company’s production network to achieve greater efficiencies; for example, moving vape production and distillate production to the Redecan facility.

Streamline and Simplify the Organizational Structure

The Company expects to streamline and simplify its organizational structure and more closely align operating costs with its size. These cost reductions will be achieved through a combination of reduced reliance on outside consultants, streamlining the organization as a new IT platform is implemented, right-sizing the organization, and realizing the synergistic benefits of the recent acquisitions. These initiatives are expected to represent a 30% reduction in the Company’s SG&A by fiscal year end 2023.

Part of these initiatives is the reduction of 180 positions subsequent to second quarter end, resulting in savings of approximately $15 million on an annualized basis. Half of these positions were related to the previously announced closure of the Stellarton facility. The remaining reductions were related to reducing back-office positions where there is significant overlap as a result of recent acquisitions, simplifying HEXO’s operating model to drive clearer accountability and de-layering management.

Cost Synergies

The Company expects to continue to deliver on synergies as a result of its recent acquisitions.

Revenue Management

HEXO will focus on revenue management, including more disciplined pricing across our entire range. By leveraging its brand continuum, HEXO is able to differentiate itself across features and price, balancing its approach to both volume and profit.

Accelerate Organic Growth

To increase revenue, the Company plans to accelerate growth through organic market share gains and capture revenue opportunities through enhanced demand planning. For example, in the past, the Company was able to satisfy only 65% to 70% of customer demand. Going forward, the Company will connect its demand forecast to its harvest plan. The Company will apply learnings from its acquisition of Redecan across the organization. The Company will also re-focus on medical and consolidate this product under Redecan’s leadership, given its strength in this category.

Proposed Sale of Amended Senior Secured Convertible Notes to Tilray Brands and $180 million Equity Backstop Financing with KAOS

On March 3, 2022, the Company announced a proposed strategic partnership agreement with Tilray Brands, in which Tilray would acquire the outstanding principal amount of senior secured convertible notes (the “Senior Notes”) that were originally issued by HEXO (the “Transaction”) to HT Investments MA LLC (“HTI”).

This proposed strategic alliance between HEXO and Tilray Brands, if successfully completed, would provide several financial and strategic benefits to HEXO, including the following:

  De-leveraging: Tilray is proposing to purchase the Notes at a 5% discount to par and a 15% discount to the level that the Notes have been redeemed to date.

  More Favourable Debt Terms: The Notes would be amended on terms more favourable to HEXO, including a three-year maturity extension, adjustments to the financial covenants, and elimination of the monthly redemption feature and associated shareholder dilution.

  Financial Flexibility: Project expected to result in substantial increase in HEXO’s liquidity by implementing two critical measures:

    Unlocking US$80 million of restricted cash and
    Establishing a three-year C$180 million equity backstop commitment, both of which may be used to fund operations and other strategic growth initiatives.

  Substantial Synergies: Tilray Brands and HEXO also plan to enter into an agreement to form a strategic partnership that is expected to deliver up to $50 million of cost synergies within two years of the completion of the transaction, which will be shared equally between HEXO and Tilray Brands. The companies have been working together to evaluate cost saving synergies as well as other production efficiencies, including cultivation and processing services and certain Cannabis 2.0 products, including pre-rolls, beverages and edibles and shared services and procurement.

  Product Breadth and Commitment to Innovation: Leveraging both companies’ commitment to innovation, brand building and operational efficiencies, both companies expect to share expertise in order to strengthen market positioning and capitalize on opportunities for growth, through a broadened product offering and new innovation.

In addition to the restructured debt, HEXO has entered into an agreement with KAOS and its partners (collectively, the “Standby Parties”) and are expected to negotiate a standby equity purchase agreement (the “Standby Agreement”). It is expected that the Standby Agreement will permit HEXO to demand the Standby Parties to subscribe for an aggregate of $5 million of Common Shares per month over a period of 36 months. The maximum standby commitment is expected to be $180 million over the term of the Standby Agreement (the “Standby Commitment”). The proceeds from the Standby Commitment provide for additional operational flexibility and are expected to be used to fund interest payments under the Senior Notes and general corporate purposes.

Second Quarter 2022 Financial Highlights

KEY FINANCIAL PERFORMANCE INDICATORS

Condensed summary of results for the three and six months ended January 31, 2022, October 31, 2021 and January 31, 2021.

	For the three months ended			For the six months ended
	January 31, 2022	October 31, 2021	January 31, 2021	January 31, 2022	January 31, 2021
	$	$	$	$	$
Revenue from sale of goods	72,014	69,497	45,678	141,511	86,977
Excise taxes	(19,251)	(19,535)	(12,851)	(38,786)	(24,738)
Net revenue from sale of goods	52,763	49,962	32,827	102,725	62,239
Ancillary revenue	–	226	53	225	108
Total revenue	52,763	50,188	32,880	102,950	62,347

Cost of goods sold	(61,302)	(82,985)	(21,566)	(144,285)	(39,111)
Gross loss before fair value adjustments	(8,539)	(32,797)	11,314	(41,335)	23,236

Fair value adjustments[1]	5,979	821	7,270	6,800	13,560
Gross profit/(loss)	(2,560)	(31,976)	18,584	(34,535)	36,796

Operating expenses	(667,296)	(123,133)	(25,501)	(790,431)	(46,280)
Loss from operations	(669,856)	(155,109)	(6,917)	(824,966)	(9,484)

Other expenses and losses	(66,248)	37,682	(13,922)	(28,565)	(15,553)
Loss before tax	(736,104)	(117,427)	(20,839)	(853,531)	(25,037)

Current and deferred tax	25,218	155	–	25,373	–
Other comprehensive income	20,632	364	–	20,996	–
Total Net loss and comprehensive loss	(690,254)	(116,908)	(20,839)	(807,162)	(25,037)

1 Realized fair value amounts on inventory sold and unrealized gain on changes in fair value of biological assets.

COST OF SALES & GROSS MARGIN BEFORE ADJUSTMENTS

The following table illustrates the breakout of gross profit before adjustments (non-IFRS measure) by sales stream for the current the previous fiscal quarters.

For the three months ended	Adult-Use (excluding beverages)	Medical	International	Wholesale	Total non-beverage	Adult-use beverages	Company total
January 31, 2022	$	$	$	$	$	$	$
Net revenue from the sale of goods	36,114	811	8,231	3,740	48,896	3,867	52,763
Adjusted cost of sales	(22,682)	(136)	(3,808)	(3,444)	(30,070)	(3,867)	(33,937)
Gross profit before adjustments ($)	13,432	675	4,423	296	18,826	–	18,826
Gross margin before adjustments (%)	37%	83%	54%	8%	39%	–	36%

October 31, 2021	$	$	$	$	$	$	$
Net revenue from the sale of goods	35,983	668	6,041	4,111	46,803	3,159	49,962
Adjusted cost of sales	(27,938)	(276)	(2,148)	(3,128)	(33,490)	(3,780)	(37,270)
Gross profit before adjustments ($)	8,045	392	3,893	983	13,313	(621)	12,692
Gross margin before adjustments (%)	22%	59%	64%	24%	28%	(20%)	25%
January 31, 2021	$	$	$	$	$	$	$
Net revenue from the sale of goods	26,904	422	2,000	109	29,435	3,392	32,827
Adjusted cost of sales	(17,010)	(143)	(577)	(44)	(17,774)	(3,418)	(21,192)
Gross profit before adjustments ($)	9,894	279	1,423	65	11,661	(26)	11,635
Gross margin before adjustments (%)	37%	66%	71%	60%	40%	(1%)	35%
  The Company’s total adult-use, non-beverage gross margin before adjustments increased 15% from the previous quarter. This growth is due to a more favorable sales mix of higher margin products.
  Total gross profit before adjustments increase of 48% from Q1’22 and 62% from Q2’21.

Operating Expenses

	For the three months ended			For the six months ended
	January 31, 2022	October 31, 2021	January 31, 2021	January 31, 2022	January 31, 2021
	$	$	$	$	$
General and administration	22,550	22,484	12,299	45,036	24,215
Marketing and promotion	6,369	6,223	2,149	12,592	4,231
Share-based compensation	4,017	3,824	5,259	7,841	8,189
Research and development	1,478	967	1,136	2,445	2,172
Depreciation of property, plant and equipment (“PPE”)	1,140	2,057	1,679	3,196	2,757
Amortization of intangible assets	6,895	8,158	342	15,053	672
Restructuring costs	4,524	3,989	860	8,513	1,385
Impairment of property, plant and equipment	100,130	23,803	61	123,933	865
Impairment of investment in joint venture and associates	–	26,925	–	26,925	–
Impairment of intangible assets	140,839	–	–	140,839	–
Impairment of goodwill	375,039	–	–	375,039	–
Disposal of long-lived assets	–	–	1,294	–	1,294
Loss/(gain) on disposal of property, plant and equipment	(254)	329	(14)	74	64
Acquisition, integration and transaction costs	4,569	24,374	436	28,945	436
Total	667,296	123,133	25,501	790,431	46,280
  General and administrative expenses flat from Q1’22, and have decreased on a prorated basis of expenses realized after acquisition dates of Redecan and 48North in Q1’22.
  Impairments to PPE, intangible assets and goodwill of $616 million in Q2’22 after the Canadian Cannabis market experienced adverse changes, which were reflected in significant revisions to management’s forecasts of future net cash inflows and earnings from previous budgets and forecasts.
	Q2’22	Q1’22
Total net loss	$ (736,104)	$ (117,427)
Finance expense (income), net	5,058	4,531
Depreciation, included in cost of sales	5,973	4,969
Depreciation, included in operating expenses	1,140	2,057
Amortization, included in operating expenses	6,895	8,158
Standard EBITDA	(717,038)	(97,712)

Investment (gains) losses	63,221	(42,213)
Non-cash fair value adjustments	1,148	(7,102)
Non-recurring expenses	9,093	28,363
Other non-cash items	637,978	92,884
Adjusted EBITDA	(5,598)	(11,576)
  Adjusted EBITDA increase of 52% driven by increased adjusted gross margins and flat selling, general and administrative expenses.

Other Significant Development and Subsequent Events

Default under senior secured convertible notes

On March 11, 2022, HEXO provided notice on March 11, 2022 to HT Investments MA LLC (“HTI”) of the occurrence of an event of default under the Company’s senior secured convertible note due May 2023 (the “Secured Note”) as it was not in compliance with the covenant of the Company in the Secured Note to have positive Adjusted EBITDA as defined and calculated in the Secured Note for the three-month period ending on January 31, 2022 (the “Event of Default”).

Following provision of the notice by the Company, the Holder irrevocably waived its rights due to the Event of Default until the earlier of May 17, 2022 or the date the proposed transaction announced on March 3, 2022 among the Company, the Noteholder and Tilray Brands, Inc. (“Tilray”) under which Tilray is expected to purchase the Secured Note from the Holder is terminated (the “End of Forbearance Date”), provided further that the Company, HTI and Tilray have agreed to extend the End of Forbearance Date in the event that they remain engaged in good faith negotiations to consummate the proposed transaction.

As a result of the Event of Default, the Holder would have had the right to declare the Secured Note or any portion of it to become due and payable immediately for cash in an amount equal to 115% of the outstanding principal amount of the Secured Note. The current outstanding principal amount of the Secured Note, which was issued with an initial principal amount of US$360,000,000 but which has been reduced through redemptions by HTI, is US$208,665,185.

Conference Call

The company will host a conference call for analysts and investors on March 18, 2022. Analysts' question and answer period will follow management's presentation.

Date: March 18, 2022
Time: 8:30 a.m. ET
Webcast: https://events.q4inc.com/attendee/563274977

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“Forward-Looking Statements”) including and not limited to: the proposed acquisition by Tilray of the Secured Note, including the conditions thereto; the strategic commercial agreement and efficiencies to be created between HEXO and Tilray and the and synergies generated as result of the Transaction; the Company’s cash flow projections; the entering into of the Standby Agreement on the terms described herein, if at all; the amount of the Standby Commitment and the use of the proceeds from the Standby Commitment. Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

The following press release should be read in conjunction with the management’s discussion and analysis (“MD&A”) and unaudited condensed consolidated interim financial statements and notes thereto as at and for the three and six months ended January 31, 2022. Readers should also refer to the section regarding “Non-IFRS Measures” in the immediately following section of this press release. Additional information about HEXO is available on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including the Company’s Annual Information Form for the year ended July 31, 2021 dated October 29, 2021.

Non-IFRS Measures

In this press release, reference is made to gross profit before adjustment, profit/margin before fair value adjustments, adjusted gross profit/margin, adjusted EBITDA which are not measures of financial performance under International Financial Reporting Standards (IFRS). These metrics and measures are not recognized measures under IFRS, do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complementary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of a review of our financial information reported under IFRS. Definitions and reconciliations for all terms above can be found in the MD&A for the three and six months ended January 31, 2022, filed under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov respectively.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Namaste Original Stash, 48North, Trail Mix, Bake Sale, REUP and Latitude brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's recent acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

For further information, please contact:
Investor Relations:
invest@hexo.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com

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1 Period begins post Q2’22 and includes the five quarters thereafter, up to and including Q3’23